Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

February 6, 2023

Cindy Polynice

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neuraxis, Inc.
Amendment No.2 to Draft Registration Statement on Form S-1
Submitted February 6, 2023
File No. 333-269179

Dear Ms. Polynice:

By letter dated February 1, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Neuraxis, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 (“Registration Statement”). The Company is filing Amendment No. 2 to its Registration Statement (“Amendment No. 2”) with the Commission today, and Amendment No. 2 reflects the Company’s responses to your comment on the Registration Statement.

For ease of review, we have set forth below the numbered comment from your letter followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such response are to page numbers in Amendment No. 2.

Risk Factors

Volatility in the market price of our common stock may prevent investors..., page 35

1. We note your discussion of stock price volatility in relation to early-stage companies at the bottom of page 35. Please move this discussion to a separately titled risk factor and revise to also discuss known factors particular to the offering and the company that may add to the volatility risk discussed. For example, if the company will have a relatively low public float after the offering, risks surrounding lack of trading, liquidity and market price related to such low public float should be addressed.

Response: In response to your comment, we have added a separately titled risk factor on page 36 to discuss stock price volatility and to also discuss known factors particular to the offering.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Brian Carrico
Mr. Brian Carrico
Chief Executive Officer